Exhibit 99.1

Summary of the business performance in the first quarter 2021

Following initial pandemic-related an initial, pandemic-related slow start at the beginning of the year, Biofrontera’s business development in the first months of the year has been encouragingly positive since mid-March.

As expected, business activities and consequently sales continue to be strongly dependent on the development of the pandemic and the associated easing of lockdown regulations in our sales markets. The Company generated total sales of EUR 5,479 thousand in the first quarter of the year. Although this represents a decrease of 15% compared to EUR 6,473 thousand in the first quarter of 2020, the sales development over the months has since March been showing a very positive trend.

In the U.S., the Company generated revenues from product sales of EUR 3,811 thousand in the first quarter, compared to EUR 4,181 thousand in the same period of the prior year, a decrease of 9%. While sales in the U.S.A. in January and February 2021 were significantly lower than in the previous year due to the pandemic, sales in Germany in the first quarter remained relatively stable compared to the previous year. Here, sales improved by 7% to EUR 1,404 thousand compared to EUR 1,310 thousand in the first quarter of the previous year. In the rest of Europe, due to the pandemic sales decreased by 68% to EUR 265 thousand, compared to EUR 819 thousand in the first quarter of 2020.

The year-on-year sales recovery already perceived in mid-March 2021, especially in our key sales markets, continued in April 2021, indicating a significant recovery of the general pandemic situation in the U.S.A. as well as in Germany - probably also due to the continued vaccination effort. Also compared to 2019, i.e. monthly sales before the pandemic, the preliminary sales figures for April 2021 show an 8% increase in product sales in all markets. In this context, comparing April 2021 to April 2019, sales increased by 3% in the U.S., 25% in Germany, and 20% in the remaining European markets.

The U.S. offers tremendous growth potential for PDT with Ameluz®. The aim of Biofrontera’s commercial and clinical development strategy is to adapt and optimize the flagship product Ameluz® to market requirements and patient needs in the US market with the same discipline as has already been achieved in Europe. This will allow the Company to improve the market positioning, expand the market at the expense of the competitor drug and the predominantly used treatment option of cryotherapy, and ultimately to reach the next phase of the Company’s growth. For Xepi®, Biofrontera’s second product in its US portfolio, a marketing campaign is being prepared for the second half of 2021. The aim is to market Xepi® in the footsteps of the continued opening of dermatology practices for patient and sales force visits, with considerably greater effort than was possible in the pandemic year 2020.

Considerable progress was also made on the regulatory side in the first quarter of this year. In February and March, the company announced two submissions to the U.S. Food and Drug Administration (FDA) aimed at both enabling the simultaneous use of up to three tubes of Ameluz® by photodynamic therapy (PDT) and gaining approval for a larger lamp. As agreed with the FDA, a meeting is anticipated to be held in June for both submissions to discuss further procedures.

The capital increase, which was completed and fully placed in February 2021 with gross proceeds of EUR 24.7 million, was an important milestone in the first quarter. The issue of the new shares was received with great interest on both sides of the Atlantic, confirmed by a significant oversubscription, especially in the US capital market, after the completion of the capital measure. The proceeds from the capital measure will enable the company to further improve the market positioning of its flagship product Ameluz® in the future and to consistently pursue the Group’s medium-term strategy.

Ludwig Lutter has been appointed Chief Financial Officer (CFO) of Biofrontera AG as of March 2021, taking over from Thomas Schaffer. With Ludwig Lutter, the company was able to attract a leader with an international profile and impressive experience in growth companies to the Management Board. As a proven financial expert with extensive expertise in the US capital market, Mr. Lutter is uniquely qualified to further expand Biofrontera AG’s presence in the relevant US market. The change in the finance department took place within the framework of the already announced succession planning process by the Supervisory Board and Management Board.

Biofrontera AG Quarterly report Q1 2021	1

Key figures in accordance with IFRS

in EUR thousands	Jan 1 – Mar 31, 2021		Jan 1 – Mar 31, 2020
	unaudited		unaudited
Results of operations
Sales revenue	5,479	100%	6,473	100%
Gross profit on sales	4,578	84%	5,674	88%
Result on operations	(4,089)	(75)%	(6,567)	(101)%
EBITDA	(3,158)	(58)%	(2,645)	(41)%
EBIT	(3,971)	(72)%	(5,555)	(86)%
Earnings (loss) before tax	(4,876)	(89)%	(5,498)	(85)%
Earning (loss) after tax	(4,877)	(89)%	(5,499)	(85)%

in EUR thousands	March 31, 2021	December 31, 2020
	unaudited	unaudited
Net assets
Total assets	77,076	56,391
Non-current assets	30,314	30,264
Cash and cash equivalents	37,333	16,546
Other current assets	9,429	9,580
Non-current liabilites	40,005	40,730
Current liabilities	11,438	8,286
Equity	25,633	7,375

	March 31, 2021	December 31, 2020
	unaudited
Number of employees	154	149

Biofrontera Shares
Number of shares outstanding	56,717,385	47,747,515
Share price (Xetra closing price in EUR)	2.35	3.05

Due to commercial rounding, rounding differences may occur in the tables.

Biofrontera AG Quarterly report Q1 2021	2

Biofrontera Group financial position and performance

Results of operations

Revenue

In the 1st quarter of 2021, a total of EUR 5,479 thousand in sales was generated, which represents a decrease of 15% compared to the previous year’s figure (EUR 6,473 thousand), whereby the ongoing COVID 19 pandemic significantly impacted the company’s business. The biggest impact was felt in the USA. In our largest sales market, we achieved product sales of EUR 3,811 thousand (prior-year period: EUR 4,181 thousand). This corresponds to a decline in sales of 9% compared to the first quarter of 2020. Sales in Germany improved to EUR 1,404 thousand compared to the first quarter of the previous year, which represents an increase of 7% (prior-year period: EUR 1,310 thousand). In other European countries, sales decreased by 68% compared to the prior-year period to EUR 265 thousand (prior-year period: EUR 819 thousand).

Gross profit on sales

Gross profit decreased by EUR 1,095 thousand in the first three months to EUR 4,578 thousand compared to EUR 5,674 thousand in the same period of the previous year. The gross margin decreased accordingly to 84% (prior-year period: 88%).

Biofrontera AG Quarterly report Q1 2021	3

Research and development costs

Research and development costs amounted to EUR 1,317 thousand in the first quarter and were flat compared to the prior-year amount of EUR 1,311 thousand. In addition to clinical trial expenses, research and development costs also include regulatory expenses, i.e. for the granting, maintenance and extension of our marketing authorizations.

General and administrative costs

General and administrative expenses amounted to EUR 2,538 thousand in the first quarter 2021, an increase of EUR 306 thousand or 14% compared to the prior-year period at EUR 2,232 thousand.

Sales and marketing costs

Sales and marketing expenses amounted to EUR 4,813 thousand, a decrease of EUR 3,885 thousand or 45% compared to the first quarter of 2020 at EUR 8,698 thousand. The decrease was mainly due to the impairment of the Xepi® license in the amount of EUR 2,001 thousand included in the prior-year figure, as well as the impact of the cost-saving measures introduced in 2020 due to the COVID-19 pandemic. Sales and marketing expenses mainly include the costs for our own sales force in Germany, Spain, the United Kingdom, and the United States as well as marketing expenses.

EBITDA and EBIT

In the 2021 financial year, EBITDA and EBIT have been introduced as key performance indicators for reporting purposes. Both have become established internationally as target metrics and will replace the previously reported key performance indicator profit/loss from operating activities.

Group EBITDA includes earnings before interest, taxes, depreciation of property, plant and equipment as well as amortization of intangible assets and decreased by EUR 513 thousand or 19% to a loss of EUR 3,158 thousand in Q1 2021 compared to a loss of EUR 2,645 thousand in the prior-year period.

EBIT includes earnings before interest and taxes and improved by 29% year-on-year to a loss of EUR 3,970 thousand compared to a loss of EUR 5,555 thousand in the prior-year period. This was due to higher depreciation and amortization in the previous year as a result of the unscheduled amortization of the Xepi® license.

Net interest result

Net interest result amounted to a loss of EUR 905 thousand (prior-year period: net interest profit of EUR 57 thousand) and, in addition to the interest expense for the EIB loan of EUR 483 thousand (prior-year period: EUR 431 thousand), also included the fair value changes of the purchase price liability for the acquisition of Cutanea Life Sciences, Inc. in the amount of EUR 328 thousand (prior-year period: income of EUR 341 thousand) as well as the performance component of the EIB loan in the amount of EUR 40 thousand (prior-year period: income of EUR 215 thousand).

Earnings before income tax

In the first three months of 2021, earnings before income taxes amounted to a loss of EUR 4,876 thousand, an improvement of EUR 622 thousand compared with the prior-year loss of EUR 5,498 thousand. This was mainly due to the amortization of the Xepi® license included in the prior-year figure, the effect of which offset the revenue development described above.

Biofrontera AG Quarterly report Q1 2021	4

Net assets of the Biofrontera Group

Total assets increased from EUR 56,391 thousand as of December 31, 2020 to EUR 77,076 thousand as of March 31, 2021. This was mainly due to the capital increase in February 2021 with gross proceeds of EUR 24.7 million.

The fully paid-in share capital of the parent company, Biofrontera AG, amounted to EUR 56,717 thousand as of March 31, 2021. It was divided into 56,717,385 ordinary registered shares with a nominal value of EUR 1.00 each. Total equity as of March 31, 2021 amounted to EUR 25,633 thousand compared to EUR 7,375 thousand as of December 31, 2020.

Financial position of the Biofrontera Group

Cash and cash equivalents amounted to EUR 37,333 thousand as of March 31, 2021, an increase of EUR 20,787 thousand compared to December 31, 2020, including the gross proceeds of EUR 24.7 million from the capital increase executed in February 2021. From today’s perspective, the Biofrontera Group thus has sufficient liquidity available in the upcoming 12 months to execute on the Group’s corporate strategy.

Outlook

Performance in the first quarter of 2021 was in line with the Management Board’s expectations. The Management Board therefore maintains its guidance for fiscal year 2021 published on April 12, 2021 in its entirety. Accordingly, the Management Board expects, among other things, annual revenue between EUR 25 and 32 million as well as EBITDA loss between EUR 11 and 14 million and EBIT loss between EUR 13 and 16 million. The detailed annual forecast is available in the Company’s Annual Report 2020, which is published on the website of Biofrontera AG at https://www.biofrontera.com/en/investors/financial-reports.

Biofrontera AG Quarterly report Q1 2021	5

Consolidated interim financial statements as of March 31, 2021

Assets

in EUR thousands	March 31, 2021	December 31, 2020
	unaudited
Non-current assets
Tangible assets	4,778	5,051
Intangible assets	18,012	17,688
Deferred tax	7,525	7,525
Total non-current assets	30,314	30,264

Current assets
Financial assets
Trade receivables	2,484	3,501
Other financial assets	718	531
Cash and cash equivalents	37,333	16,546
Total financial assets	40,535	20,579

Other assets
Inventories	4,962	4,673
Income tax	0	5
Other assets	1,264	869
Total other assets	6,226	5,547

Total current assets	46,762	26,126
Total assets	77,076	56,391

Biofrontera AG Quarterly report Q1 2021	6

Equity and liabilities

in EUR thousands	March 31, 2021	December 31, 2020
	unaudited
Equity
Subscribed capital	56,717	47,748
Capital reserve	137,248	123,493
Capital reserve from foreign currency conversion adjustments	2,278	1,866
Loss carried forward	(165,732)	(152,709)
Loss for the period	(4,877)	(13,023)
Total equity	25,633	7,375

Non-current liabilities
Financial debt	20,834	22,736
Other financial liabilities	19,171	17,994
Total non-current liabilities	40,005	40,730

Current liabilities
Financial liabilities
Trade payables	2,697	1,623
Current financial debt	3,145	1,139
Other financial liabilities	79	90
Total financial liabilities	5,920	2,852

Other liabilities
Other provisions	2,997	3,042
Other current liabilities	2,521	2,392
Total other liabilities	5,518	5,434

Total current liabilities	11,438	8,286

Biofrontera AG Quarterly report Q1 2021	7

Consolidated interim statements of comprehensive income for the three months ended March 31, 2021

in EUR thousands	Jan 1 – Mar 31, 2021	Jan 1 – Mar 31, 2020
	unaudited	unaudited
Sales revenue	5,479	6,473
Cost of sales	(901)	(799)
Gross profit from sales	4,578	5,674

Operating expenses
Research and development costs	1,317	1,311
General and administrative costs	2,538	2,232
Sales and marketing costs	4,813	8,698
Result from operations	(4,089)	(6,567)

Amortization and depreciation	813	2,911
Other expenses	(101)	(7)
Other income	220	1,019
EBITDA	(3,158)	(2,645)
Amortization and depreciation	-813	(2,911)
EBIT	(3,971)	(5,555)
Effective interest expenses	(95)	(72)
Interest expenses	(815)	(434)
Interest income	4	564

Earnings (loss) before tax	(4,876)	(5,498)
Income tax	1	1
Earnings (loss) after tax	(4,877)	(5,499)

Items which may in future be regrouped into the profit and loss statement under certain conditions.
Translation differences resulting from the conversion of foreign business operations	(412)	(583)
Total result for the period	(5,289)	(6,082)

Basic and diluted earnings per share in EUR	(0.09)	(0.14)

Biofrontera AG Quarterly report Q1 2021	8